Exhibit 21.1

List of Subsidiaries

Place of Incorporation
1. CGEN Media Technology Co., Ltd.	Hong Kong
2. CGEN Digital Technology (Shanghai) Co., Ltd.	PRC
3. Shanghai CGEN Digital Media Network Co., Ltd.	PRC